Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 3, 2004

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Las Vegas Sands Corp.
Registration Statement on Form S-1

        On behalf of our client, Las Vegas Sands Corp., a Nevada corporation (the "Company"), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-1 (the "Registration Statement") in connection with the proposed registration under the Securities Act of 1933, as amended, of shares of the Company's common stock with an aggregate maximum proposed offering price of $350 million.

        The Company has informed us that the filing fee in the amount of $44,345 was wired to the Securities and Exchange Commission's account at Mellon Bank.

        Should you have any questions regarding the Registration Statement, please feel free to contact John C. Kennedy at (212) 373-3025 or me at (212) 373-3076.

Very truly yours,
/s/ VALÉRIE M. DEMONT
Valérie M. Demont
cc:	Frederick H. Kraus
Las Vegas Sands Corp.
John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP